Exhibit 99.2

Spectrum Group International, Inc.

1063 McGaw

Irvine, CA 92614

[•], 2012

Dear Stockholder:

Enclosed are the prospectus dated [•], 2012 (the “Prospectus”) and other materials relating to the rights offering by Spectrum Group International, Inc. (the “Company”). Please carefully review the Prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase additional shares of the Company’s common stock only during a limited period. You will find answers to some frequently asked questions about the rights offering beginning on page 7 of the Prospectus. You should also refer to the detailed Instructions for Use of Spectrum Group International, Inc. Subscription Certificate included with this letter. The exercise of subscription rights is irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING.

•	We will distribute to each holder of our common stock, par value $0.01, who is a record holder of our common stock on the record date, which is [•], 2012, at no charge, one transferable subscription right for each share of common stock owned, a total of 19,717,023 shares. The subscription rights will be evidenced by transferable subscription certificates, which we also refer to as rights certificates.

•	Each subscription right will entitle the rights holder to purchase 1.4 shares of our common stock at a price of $1.90 per share, the subscription price, upon timely delivery of the required documents and payment of the subscription price, which shall be paid in cash. We will not issue fractional shares, but rather will round down the aggregate number of shares the rights holder is entitled to receive to the nearest whole number.

•	Subject to the allocation described below, each subscription right also grants the holder an oversubscription right to purchase additional shares of our common stock that are not purchased by other rights holders pursuant to their basic subscription rights. You are entitled to exercise your oversubscription right only if you exercise your basic subscription right in full.

•	If you wish to exercise your oversubscription right, you should indicate the number of additional shares that you would like to purchase in the space provided on your subscription rights certificate. When you send in your subscription rights certificate, you must also send the full purchase price for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your basic subscription right). If an insufficient number of shares is available to fully satisfy all oversubscription right requests, the available shares will be distributed proportionately among rights holders who exercise their oversubscription right based on the number of shares each such rights holder subscribed for under the basic subscription right. The Company reserves the right to reject any oversubscription and will, in most cases, reject an oversubscription to the extent the stockholder together with its affiliates would own 20% or more of the common stock after the oversubscription is exercised. The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the subscription period. See “The Rights Offering—Subscription Rights—Oversubscription Rights” in the Prospectus.

•	If rights holders wish to exercise their subscription rights, they must do so prior to 5:00 p.m., New York City time, on [•], 2012, the expiration date for the rights offering, subject to extension or earlier termination. After the expiration date, the subscription rights will expire and will have no value. See “The Rights Offering—Expiration of the Rights Offering and Extensions, Amendments and Termination” in the Prospectus.

•	You are not required to exercise any or all of your subscription rights. We will deliver to the record holders who purchase shares in the rights offering certificates representing the shares purchased with a holder’s subscription right as soon as practicable after the rights offering has expired. If you request and pay for more shares than are allocated to you, we will refund the overpayment, without interest, in the form in which made.

•	The subscription rights are evidenced by rights certificates. Should you choose not to exercise your subscription rights, you may sell, or otherwise transfer, your subscription rights by endorsing the reverse side of the rights certificate and having your signature guaranteed by an eligible guarantor institution. Subscription rights are also transferable by operation of law (for example, upon the death of the recipient). However, we reserve the right to reject, in whole or in part, any subscription tendered in the rights offering other than subscriptions tendered by our existing shareholders as of the record date pursuant to their basic subscription rights.

•	In connection with the exercise of the oversubscription right, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights exercised, and the number of shares of common stock requested through the basic and oversubscription right, by each beneficial owner on whose behalf the nominee holder is acting.

If your shares are held in your name, a Subscription Rights Certificate is enclosed. If your shares are otherwise held in the name of your bank, broker or other nominee, you must contact your bank, broker or other nominee if you wish to participate in this rights offering.

If you do not exercise your subscription rights, your ownership interest in the Company may be diluted. Please see page 13 of the Prospectus for a discussion of dilution and other risk factors.

If you have any questions concerning the rights offering, please contact us at Spectrum Group International, Inc., 1063 McGaw, Irvine, CA 92614 or by telephone at (949) 748-4800.

Sincerely,

/s/ Gregory N. Roberts
Gregory N. Roberts
President and Chief Executive Officer

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